ATS-N/UA: Part I: Identifying Information

Identifying Information

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission?	● Yes ○ No
2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD:	LUMINEX TRADING & ANALYTICS LLC

3. Full name(s) of NMS Stock ATS under which business is conducted, if different:

4. Provide the SEC file number and CRD number of the Broker-Dealer Operator:

a. SEC File No.:	008-69476
b. CRD No.:	000171752

5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:

a. National Securities Association:	FINRA
b. Effective Date of Membership:	12/26/2014
c. MPID of the NMS Stock ATS:	LMNX

6. Provide, if any, the website URL of the NMS Stock ATS:

http://www.luminextrading.com

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system:

Primary Address

Street 1	300 Boulevard East
Street 2	
City	Weehawken
Zip	07086
State	NEW JERSEY

Secondary Address

Secondary NMS Address Record: 1

Street 1	~~350 East Cermak Rd~~
Street 2	~~-~~
City	~~Chicago~~
Zip	~~60616~~
State	~~ILLINOIS~~

Formatted Table

8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Attach / Remove / View Exhibit 1

☐ Select if, in lieu of filing, Luminex Trading & Analytics LLC certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

Attach / Remove / View Exhibit 2

☐ Select if, in lieu of filing, Luminex Trading & Analytics LLC certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

10. For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part I, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.

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ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: <u>Other Products and Services</u>

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g. algorithmic trading products that send orders to the ATS, order management or order execution	◉ Yes ○ No

systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The only such product or service that Luminex offers System Subscribers is a user interface (the "Luminex UI"). While virtually all System Subscribers use an external OMS, EMS, or order router to send orders and trading interest to the ATS, the Luminex UI is offered to all Subscribers. Subscribers can manage orders and trading interest via the Luminex UI and can also monitor executions in the ATS via the Luminex UI, even if those orders or trading interest were submitted to the ATS via an OMS, EMS, or router. While the Luminex UI is made available to all Luminex Subscribers, not all Luminex Subscribers use the Luminex UI. Orders and trading interest cannot be entered via the Luminex UI, and the use of the Luminex UI provides no speed advantage versus other means of order or trading interest management. Trade advertising (symbol only) from the previous trade date ("T-1") is made available to "opt-in" Subscribers via the Luminex UI on each trade date ("T"). Please see also Part II Item 7(b). In addition, trade advertising (symbol only) from the current trade date (T) is made available to all Subscribers via the Luminex UI unless a Subscriber opts out of receiving such advertising. Subscribers may contact Luminex Sales either via phone or electronically to opt out of this real-time advertising.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

◉ Yes ○ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. Certain System Subscribers' traders, including but not limited to those of FMR Co., use FSB to route orders and trading interest to the System for handling and execution. As it does with other order entry systems, Luminex pays FSB a monthly fee for connectivity of the Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the System and can be used to reach other venues or trading destinations in addition to the System. Luminex is not a party to any agreements between Subscribers and FSB, and users of FSB are not treated any differently in the ATS than non-users of FSB. Please see Part III Item 5(c).

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

○ Yes ◉ No

| If no, identify and explain any differences. | Luminex is unaware of the terms and conditions of the use of FSB for any particular Subscriber. Luminex pays the same monthly rate to FSB for all Subscribers that use FSB. After the number of Subscribers reaches a certain threshold, Fidelity caps the total fee paid by Luminex at a maximum amount per month, regardless of how many additional traders use FSB. Luminex does not enter orders or trading interest into the ATS, via FSB or otherwise. |